Exhibit 4.2

FORM OF

RESTRICTED STOCK AGREEMENT

GRANTEE: ALAN D. SHORTALL

NO. OF SHARES: 4,000,000

This Agreement (the “Agreement”) evidences the award of 4,000,000 restricted shares (each, an “Award Share,” and collectively, the “Award Shares”) of the common stock of Unilife Corporation, a Delaware corporation (the “Company”), granted to you, Alan D. Shortall, effective as of November 14, 2014 (the “Grant Date”), conditioned upon your agreement to the terms described below.

The Company maintains the Unilife Corporation Amended and Restated 2009 Stock Incentive Plan (the “Plan”). The Award Shares hereunder are not awarded pursuant to the Plan and this Agreement constitutes a non-plan based award. Nonetheless, the terms and provisions of the Plan are hereby incorporated into this Agreement by this reference, as though fully set forth herein, as if this award was granted pursuant to the Plan.

1. Terminology. Unless the context herein otherwise requires or as otherwise provided in this Agreement, capitalized words used herein are defined in the Plan.

2. Vesting and Forfeiture.

(a) All of the Award Shares are nonvested and forfeitable as of the Grant Date.

(b) If your service with the Company ceases, all Award Shares that are not then vested and nonforfeitable (determined after application of Section 2(e)(ii)) will immediately and automatically, without any action on the part of the Company, be forfeited and you will have no further rights with respect to those Award Shares. Any accrued dividends or distributions attributable to such forfeited Award Shares shall also then be forfeited.

(c) If prior to November 14, 2019 the closing price for a share of Common Stock exceeds a stock price milestone shown in the table below for at least 20 out of 30 consecutive trading days on the NASDAQ Stock Market (or other principal national securities exchange on which the Common Stock is then listed or admitted for trading in the United States), a specified percentage of the Award Shares will become vested and nonforfeitable. The specified percentage will be determined in accordance with the table below, based on the stock price milestone achieved. For avoidance of doubt, there will not be interpolation of the vested percentage of the Award Shares in the event of stock price performance between the milestones shown in the table below.

Stock Price Milestone	Vested Percentage
$6	25%
$8	50%
$10	75%
$12	100%

Without limiting the generality of the Administrator’s authority under the Plan, the Administrator will in its discretion make equitable adjustments to the stock price milestones in the table above in the case of an event or transaction described in Section 8(c)(i) or (ii) of the Plan.

(d) Any Award Shares that remain subject to forfeiture on November 14, 2019 will immediately and automatically, without any action on the part of the Company, be forfeited and you will have no further rights with respect to those Award Shares. Any accrued dividends or distributions attributable to such forfeited Award Shares shall also be forfeited if and when the Award Shares are forfeited.

(e) All of the Award Shares, to the extent not earlier forfeited, will become vested and nonforfeitable: (i) immediately prior to and contingent upon the occurrence of a Change in Control, provided that you remain in continuous service with the Company through the date of that Change in Control; or (ii) upon cessation of your service with the Company due to your death, Disability or termination by the Company without Cause, provided you (or your estate or personal representative, as applicable) execute and deliver to the Company a general release of claims against the Company and its Affiliates in a form prescribed by the Company and such release becomes irrevocable within 30 days following such cessation.

(f) For purposes of this Agreement, service with the Company will be deemed to include service with the Company’s Affiliates, but only during the period of such affiliation.

3. Recoupment After Vesting; Effect of Forfeiture.

(a) If your service with the Company ceases prior to November 14, 2018, you will be required to return to the Company a specified percentage of any Award Shares that have previously become vested and nonforfeitable pursuant to Section 2(c) above. The specified percentage will be determined in accordance with the table below, based on the date of your termination or resignation.

Termination Date	Percentage of Otherwise Vested Shares Required to be Returned
Prior to November 14, 2015	100%
On or after November 14, 2015, but prior to November 14, 2016	75%
On or after November 14, 2016, but prior to November 14, 2017	50%
On or after November 14, 2017, but prior to November 14, 2018	25%

In addition, you will be required to repay to the Company any dividends or distributions received with respect to any Awards Shares that are required to be returned pursuant to this Section 3(a). Any Common Stock required to be returned or dividends or distributions required to be repaid to the Company under this Section 3(a) will be due within 30 days following the cessation of your service. This Section 3(a) will cease to apply upon: (i) a Change in Control, provided that you remain in continuous service with the Company through the date of that Change in Control, or (ii) upon cessation of your service with the Company due to your death, Disability or termination by the Company without Cause, provided you (or your estate or personal representative, as applicable) executes and delivers to the Company a general release of claims against the Company and its Affiliates in a form prescribed by the Company and such release becomes irrevocable within 30 days following such cessation.

(b) To the extent that, prior to the date of a termination or resignation described in Section 3(a), you have sold or otherwise transferred Award Shares that would otherwise be required to be returned pursuant to Section 3(a), you will be required to pay the Company an amount in cash equal to the greater of (i) the sales proceeds realized upon the sale of such Award Shares, or (ii) the Fair Market Value of an equivalent number of shares of Common Stock, determined as of the date of such termination or resignation. This amount will be due within 30 days following your cessation of service.

(c) If you do not timely pay any amount due under Section 3(a) or (b), then in addition to any other remedy available to it, the Company will be entitled to offset the unpaid amount from any obligation then payable to you by the Company or its Affiliates.

(d) You acknowledge and agree that upon the forfeiture of any unvested Award Shares in accordance with Section 2 above or upon the return of any otherwise vested Award Shares in accordance with Section 3(a) above, (i) your right to vote and to receive cash dividends on, and all other rights, title or interest in, to or with respect to, the forfeited and/or returned Award Shares shall automatically, without further act, terminate, and (ii) the forfeited and/or returned Award Shares shall be returned to the Company. You hereby irrevocably appoint (which appointment is coupled with an interest) the Company as your agent and attorney-in-fact to take any necessary or appropriate action to cause the forfeited and/or returned Award Shares to be returned to the Company, including without limitation executing and delivering stock powers and instruments of transfer, making endorsements and/or making, initiating or issuing instructions or entitlement orders, all in your name and on your behalf. You hereby ratify and approve all acts done by the Company as such attorney-in-fact. Without limiting the foregoing, you expressly acknowledge and agree that any transfer agent for the Common Stock of the Company is fully authorized and protected in relying on, and shall incur no liability in acting on, any documents, instruments, endorsements, instructions, orders or communications from the Company in connection with the forfeited and/or returned Award Shares or the transfer thereof, and that any such transfer agent is a third party beneficiary of this Agreement.

4. Restrictions on Transfer.

(a) While any Award Share is unvested or due to be returned under Section 3(a), it may not be sold, assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. The foregoing notwithstanding, you may provide for a testamentary transfer of Award Shares in your will, provided that such transfer will be void and without effect to the extent those Award Shares are forfeited or required to be returned prior to your death.

(b) Even after an Award Share becomes vested and nonforfeitable, (i) it will remain subject to Section 3(a) above, to the extent applicable, and (ii) any transfer of Common Stock by you (or of any interest in Common Stock) will be limited to the extent provided by any stock ownership guideline, anti-hedging policy, securities trading policy, clawback policy or other similar policy or procedure maintained by the Company from time to time.

(c) The Company shall be entitled to place a stop transfer order on any Award Share that is unvested or due to be returned under Section 3(a). Any attempt to sell, transfer, pledge, assign or otherwise alienate or hypothecate any such Award Shares in contravention of the restrictions set forth in Section 4(a) shall be null and void and without effect. The Company shall not be required to (i) transfer on its books any Award Shares that have been sold or transferred in contravention of this Agreement or (ii) treat as the owner of Award Shares, or otherwise accord voting, dividend or liquidation rights to, any transferee to whom Award Shares have been transferred in contravention of this Agreement.

(d) This Agreement is in all respects binding on you and your executors, representatives, administrators and heirs.

5. Book Entry Position. You are reflected as the owner of record of the Award Shares as of the Grant Date on the Company’s books. The Company will maintain the Award Shares in uncertificated book entry form. While any Award Share is unvested or due to be returned under Section 3(a), the records of the Company’s transfer agent will include a notation to the effect that you may not sell, assign, transfer, pledge, or hypothecate the Award Shares. Any cash dividends or distributions that become payable with respect to an unvested Award Share will be accrued and held by the Company or an escrow agent appointed by the Administrator until the Award Share becomes vested and will be paid to you within 30 days after the date on which the related Award Share becomes vested.

6. Tax Withholding; Tax Election.

(a) You hereby agree to make adequate provision for non-US, US Federal, state and local taxes, including any social tax obligation, required by law to be withheld, if any, which arise in connection with the grant or vesting of the Award Shares. The Company in its sole discretion may, but is not obligated to, permit you to satisfy, in whole or in part, any withholding tax obligation, including any social tax obligation, which may arise in connection with the grant or vesting of the Award Shares either by electing to have the Company withhold the issuance of, or redeem, Award Shares (other than unvested Award Shares) or by electing to deliver to the Company already-owned, fully vested shares of Common Stock of the Company, in either case having a Fair Market Value equal to the amount necessary to satisfy the statutory minimum withholding amount due. The Company shall have the right to deduct from any compensation or any other payment of any kind due you (including withholding the issuance or delivery of shares of Common Stock or redeeming Award Shares) the amount of any US Federal, state, local or non-US taxes, including any social tax obligation, required by law to be withheld as a result of the grant or vesting of the Award Shares in whole or in part; provided, however, that the value of the shares of Common Stock withheld or redeemed may not exceed the statutory minimum withholding amount required by law. In lieu of such deduction, the Company may require you to make a cash payment to the Company equal to the amount required to be withheld. If you do not make provision for the payment of such taxes when requested, the Company may refuse to issue any Common Stock certificate under this Agreement or may refuse to remove transfer restrictions on any Award Share until arrangements satisfactory to the Committee have been made.

(b) You may make an election under Section 83(b) of the Code with respect to the Award Shares, provided that you first remit to the Company, in cash, the amount of the required tax withholding that will arise from the filing of such election, as reasonably estimated by the Company. You hereby acknowledge that you have been advised by the Company to seek independent tax advice from your own advisors regarding the availability and advisability of making an election under Section 83(b) of the Code, and that any such election, if made, must be made within 30 days of the Grant Date. You expressly acknowledge that you are solely responsible for filing any such Section 83(b) election with the appropriate governmental authorities, irrespective of the fact that such election is also delivered to the Company. You may not rely on the Company or any of its officers, directors or employees for tax or legal advice regarding this award. You acknowledge that you have sought tax and legal advice from your own advisors regarding this award or have voluntarily and knowingly foregone such consultation.

7. Adjustments for Corporate Transactions and Other Events.

(a) Stock Dividend, Stock Split and Reverse Stock Split. Upon a stock dividend of, or stock split or reverse stock split affecting, the Common Stock, the number of Award Shares and the number of such Award Shares that are nonvested and forfeitable shall, without further action of the Administrator, be adjusted to reflect such event. The Administrator shall make adjustments, in its discretion, to address the treatment of fractional shares with respect to the Award Shares as a result of the stock dividend, stock split or reverse stock split; provided that such adjustments do not result in the issuance of fractional Award Shares. Adjustments under this Section 7 will be made by the Administrator, whose determination as to what adjustments, if any, will be made and the extent thereof will be final, binding and conclusive. While the Company is admitted to the Official List of the Australian Securities Exchange (ASX), any adjustments to the Award Shares under this Section 7 shall be made in accordance with the ASX Listing Rules (as amended or waived from time to time)

(b) Binding Nature of Agreement. The terms and conditions of this Agreement shall apply with equal force to any additional and/or substitute securities received by you in exchange for, or by virtue of your ownership of, the Award Shares, to the same extent as the Award Shares with respect to which such additional and/or substitute securities are distributed, whether as a result of any spin-off, stock split-up, stock dividend, stock distribution, other reclassification of the Common Stock of the Company, or similar event, except as otherwise determined by the Administrator. If the Award Shares are converted into or exchanged for, or stockholders of the Company receive by reason of any distribution in total or partial liquidation or pursuant to any merger of the Company or acquisition of its assets, securities of another entity, or other property (including cash), then the rights of the Company under this Agreement shall inure to the benefit of the Company’s successor, and this Agreement shall apply to the securities or other property (including cash) received upon such conversion, exchange or distribution in the same manner and to the same extent as the Award Shares.

8. Non-Guarantee of Employment or Service Relationship. Nothing in this Agreement shall alter your employment status or other service relationship with the Company, nor be construed as a contract of employment or service relationship between the Company and you, or as a contractual right of you to continue in the employ of, or in a service relationship with, the Company for any period of time, or as a limitation of the right of the Company to discharge you at any time with or without cause or notice and whether or not such discharge results in the forfeiture of any Award Shares or any other adverse effect on your interests under this Agreement.

9. Rights as Stockholder. Except as otherwise provided in this Agreement with respect to the nonvested and forfeitable Award Shares and the payment of dividends thereon, you will possess all incidents of ownership of the Award Shares, including the right to vote the Award Shares and receive dividends and/or other distributions declared on the Award Shares.

10. The Company’s Rights. The existence of the Award Shares shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of the Company’s assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11. Notices. All notices and other communications made or given pursuant to this Agreement shall be in writing and shall be sufficiently made or given if hand delivered or mailed by certified mail, addressed to you at the address contained in the records of the Company, or addressed to the Administrator, care of the Company for the attention of its Corporate Secretary at its principal executive office or, if the receiving party consents in advance, transmitted and received via telecopy or via such other electronic transmission mechanism as may be available to the parties.

12. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the Award Shares granted hereunder. Any oral or written agreements, representations, warranties, written inducements, or other communications made prior to the execution of this Agreement with respect to the Award Shares granted hereunder shall be void and ineffective for all purposes.

13. Amendment. This Agreement may be amended from time to time by the Administrator in its discretion; provided, however, that this Agreement may not be modified in a manner that would have a materially adverse effect on your rights under this Agreement as determined in the discretion of the Administrator, except as provided in the Plan or in a written document signed by each of the parties hereto.

14. Governing Law. The validity, construction and effect of this Agreement, and of any determinations or decisions made by the Administrator relating to this Agreement, and the rights of any and all persons having or claiming to have any interest under this Agreement, shall be determined exclusively in accordance with the laws of the State of Delaware, without regard to its provisions concerning the applicability of laws of other jurisdictions. Any suit with respect hereto will be brought in the federal or state courts in the districts which include the city and state in which the principal executive offices of the Company are located on the date on which the suit arises, and you hereby agree and submit to the personal jurisdiction and venue thereof.

16. Headings. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Electronic Delivery of Documents. By your signing this Agreement, you (i) consent to the electronic delivery of this Agreement, all information with respect to the Award Shares and any reports of the Company provided generally to the Company’s stockholders; (ii) acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost to you by contacting the Company by telephone or in writing; (iii) further acknowledge that you may revoke your consent to the electronic delivery of documents at any time by notifying the Company of such revoked consent by telephone, postal service or electronic mail; and (iv) further acknowledge that you understand that you are not required to consent to electronic delivery of documents.

19. No Future Entitlement. By your signing this Agreement, you acknowledge and agree that: (i) the grant of these Award Shares is a one-time benefit which does not create any contractual or other right to receive future grants of stock, or compensation in lieu of stock grants, even if stock grants have been granted repeatedly in the past; (ii) all determinations with respect to any such future grants, including, but not limited to, the times when stock grants shall be granted, the maximum number of shares subject to each stock grant, and the times or conditions under which restrictions on such stock grants shall lapse, will be at the sole discretion of the Administrator; (iii) the value of this stock grant is an extraordinary item of compensation which is outside the scope of your employment contract, if any; (iv) the value of this stock grant is not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any termination, severance, resignation, redundancy, end of service payments or similar payments, or bonuses, long-service awards, pension or retirement benefits; (v) the vesting of these Award Shares ceases upon termination of employment with the Company or transfer of employment from the Company, or other cessation of eligibility for any reason, except as may otherwise be explicitly provided in this Agreement; (vi) the Company does not guarantee any future value of these Award Shares; and (vii) no claim or entitlement to compensation or damages arises if these Award Shares do not increase in value and you irrevocably release the Company from any such claim that does arise.

20. Personal Data. For the exclusive purpose of implementing, administering and managing this stock grant, you, by signing this Agreement, consent to the collection, receipt, use, retention and transfer, in electronic or other form, of your personal data by and among the Company and its third party vendors. You understand that personal data (including but not limited to, name, home address, telephone number, employee number, employment status, social security number, tax identification number, date of birth, nationality, job and payroll location, data for tax withholding purposes and shares awarded, cancelled, exercised, vested and unvested) may be transferred to third parties assisting in the implementation, administration and management of this stock grant, and you expressly authorize such transfer as well as the retention, use, and the subsequent transfer of the data by the recipient(s). You understand that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than your country. You understand that data will be held only as long as is necessary to implement, administer and manage this stock grant. You understand that you may, at any time, request a list with the names and addresses of any potential recipients of the personal data, view data, request additional information about the storage and processing of data, require any necessary amendments to data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Company’s Secretary. You understand, however, that refusing or withdrawing your consent may affect your ability to accept a stock grant.

{Signature page follows}

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer.

UNILIFE CORPORATION

By:

Date:

The undersigned hereby acknowledges that he/she has carefully read this Agreement and agrees to be bound by all of the provisions set forth herein. The undersigned also consents to electronic delivery of all notices or other information with respect to the Award Shares or the Company.

WITNESS:	GRANTEE

Date: